Exhibit 99.1

NICE Wins Two Consumidor Moderno Awards, Re-Affirming Its Market
Leadership in Latin America

NICE posts highest ratings by customers and users on satisfaction, continuity of use and third-
party recommendations in Digital Recording and Speech Analytics categories

Hoboken, N.J., July 2, 2018 – NICE (Nasdaq: NICE) today announced that it has won accolades in two categories of the Consumidor Moderno (Modern Consumer) awards. The company was recognized in Digital Recording and Speech Analytics categories after having received the highest average ratings from customers and users on three key indicators evaluated, namely customer satisfaction, continuity of use and recommendations by third parties.

At the awards ceremony held on May 29, 2018 the company was honored for demonstrating excellence in:

•
Digital Recording: The NICE AIR and Engage recording platform which captures, stores and encrypts interactions across any channel to support organizational compliance, and quality practices. It powers rich real-time applications, enables seamless communications between various contact center systems and delivers greater integration with third party technologies and business applications for lower TCO.

•
Speech Analytics: NICE Nexidia helps organizations become analytical by nature by uncovering insights about customer behavior over their full journey with the enterprise, driving longer lasting relationships and improving business outcomes. Designed to turn customer interactions into actionable results, NICE Nexidia's purpose-built analytics measure progress in meeting customer satisfaction and churn reduction goals.

Winning this award further fortifies the company's leadership and strength in analytics, a strategic pillar for NICE. The company has exhibited significant strength and commitment to this domain via the acquisition of Nexidia in January 2016. Forrester Research recently named NICE Nexidia a leader in their 'The Forrester New Wave™: AI-Fueled Speech Analytics Solutions, Q2 2018' report. A complimentary copy of the report is available for download. The Forrester Research report pointed out NICE Nexidia's full range of speech analytics functionality, with its particularly powerful search and conversational analytics features as well as the ability to drive business value in the contact center and beyond. The solution's accurate proprietary language models and support for a wide range of languages were also cited in the report.

Yaron Hertz, President, NICE Americas said "The fact that NICE has been presented with awards in multiple categories for several consecutive years is a testament to our ability to harness innovation for direct value delivery to our customers and users in Brazil. We're committed to helping improve the customer journey at every touchpoint.

Roberto Meir, CEO of Grupo Padrão, responsible for Consumidor Moderno Award said "Our award recognizes companies that always work on delivering the best to the consumer and mobilize all their efforts to deliver more complete and satisfying experiences. We're proud to honor NICE with multiple awards again this year.”

In its 19th year, the Consumidor Moderno Award annually recognizes companies that care about and maintain a commitment to excellence in the quality of their relationship with the customer. The award is organized by Centro de Inteligência Padrão (CIP), a business unit responsible for the production of research and studies focused on the aspects that guide the relationship between companies and clients in Brazil. For the second consecutive year, the award organizers count on the partnership with OnYou, that specialize in quality service audit in the country, using the Hidden Client methodology and differentiated analysis methodology.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Camargo, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. Statements with respect to Mattersight, are subject to risks associated with the closing of the acquisition, including the completion of the Company’s tender offer to purchase the outstanding share capital of Mattersight and customary closing conditions, such as regulatory approvals. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.